UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.

11690 NW 105 Street

Miami, Florida 33178

REQUIRED INFORMATION

*	Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

Ryder System, Inc. 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Ryder System Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2012 and December 31, 2011, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

June 17, 2013

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2012	2011
Assets
Investments (at fair value):
Mutual funds	$421,163,550	$371,671,368
Fixed income securities	174,464,832	177,447,841
Common collective trusts	146,627,121	118,123,373
Ryder System, Inc. common stock	76,812,961	81,035,152
Short-term money market instruments	2,844,902	6,519,303
Wrapper contracts	206,361	289,660

Total investments	822,119,727	755,086,697
Receivables:
Notes receivable from participants	29,700,138	28,297,779
Participant contributions	1,283,147	379,402
Employer contributions	1,091,743	276,713
Due from broker	663,472	90,132

Total receivables	32,738,500	29,044,026

Total assets	854,858,227	784,130,723

Liabilities
Due to broker	489,500	406,376
Other liabilities	47,470	46,127

Total liabilities	536,970	452,503

Net assets available for plan benefits (at fair value)	$854,321,257	$783,678,220

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,195,500)	(3,884,754)

Net assets available for plan benefits (at contract value)	$851,125,757	$779,793,466

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in value of investments	$59,320,603	$(12,338,043)
Dividends	11,396,337	9,646,350
Interest	2,925,310	3,588,638

Net investment income	73,642,250	896,945

Interest income on notes receivable from participants	956,855	1,046,326

Contributions:
Employer	25,736,485	23,485,103
Participants	37,959,188	36,899,646
Participant rollovers	4,311,712	8,814,899

Total contributions	68,007,385	69,199,648

Total additions	142,606,490	71,142,919

Deductions from net assets attributed to:
Benefits paid to plan participants	69,998,414	69,576,233
Administrative expenses	1,275,785	1,247,956

Total deductions	71,274,199	70,824,189

Net increase	71,332,291	318,730

Net assets available for plan benefits:
Beginning of year	779,793,466	779,474,736

End of year	$851,125,757	$779,793,466

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility

Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (“Company”) and its subsidiaries that have adopted the Plan are immediately eligible to participate in the Plan. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions

Participant Contributions

Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, b) IRS limit of $17,000 and $16,500 for 2012 and 2011, respectively, or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,500 in addition to the IRS limit of $17,000 and $16,500 for the years ended December 31, 2012 and 2011, respectively. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-three investment options and may direct the recordkeeper to transfer among investment options on a daily basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Employer Contributions

If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees of RIL, the Company will make a basic contribution of $400 pro-rated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. Acquired TLC employees eligible to participate in the Plan and were deemed to have met the requirements to be immediately eligible to receive employer matching contributions. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the employer matching contributions.

On January 29, 2011, the Plan was amended to include a group of employees (STS/FMS employees) acquired through the Scully Transportation Services, Inc. acquisition which was completed on January 28, 2011. Acquired STS/FMS employees are eligible to participate in the Plan and are credited with service earned while employed by the Scully companies. Once eligibility for employer matching contributions has been met, this group of employees is eligible to receive the company contribution and company match as defined above. Additionally, the Plan was amended on July 1, 2011 to include employees (SDS/DCC employees) acquired through the Scully Distribution Services, Inc. acquisition. Acquired SDS/DCC employees are eligible to participate in the Plan and will be credited with service earned while employed by the Scully companies. Once eligibility for employer matching contribution has been met, this group of employees, and newly hired employees and employees that transfer into these operations will be eligible to receive a 30% Company match of participant contributions up to 5% of eligible.

The Company may make a discretionary contribution for salaried and non-salaried employees, other than RIL employees. This discretionary contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2012 and 2011, the Company did not make any discretionary contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and with allocations of: (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2012 and 2011, employer contributions were reduced by $740,607 and $781,487, respectively, from forfeited nonvested accounts. At December 31, 2012 and 2011, forfeited nonvested accounts available to reduce future employer contributions totaled $43,472 and $13,084, respectively.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a fixed rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid

If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2012 and 2011, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 1/2. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation. The December 31, 2011 Statement of Net Assets Available for Plan Benefits has been revised to correct the presentation of certain investments, receivables and liabilities.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The effect of this revision is as follows:

	As previously reported December 31, 2011	Revised December 31, 2011
Ryder System, Inc. common stock fund	$81,861,984	$—
Ryder System, Inc. common stock	$—	$81,035,152
Short-term money market instruments	$5,427,521	$6,519,303
Total investments	$754,821,747	$755,086,697

Other receivables	$39,765	$—
Due from broker	$—	$90,132
Total receivables	$28,993,659	$29,044,026

Total assets	$783,815,406	$784,130,723

Due to broker	$—	$406,376
Other payables	$137,186	$—
Other liabilities	$—	$46,127

Total liabilities	$137,186	$452,503

This revision has no impact on the Plan’s net assets available for benefits.

Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. Accordingly, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock are recorded on the record date. Interest income is recorded on the accrual basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Notes Receivable from Participants are stated at the outstanding principal balance of the loan plus accrued interest, which approximates fair value.

Due to/from broker

Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2011-04, which amends Accounting Standard Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. The Plan implemented ASU 2011-04 as of January 1, 2012. The implementation of ASU 2011-04 did not have a material effect on the Plan’s financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Fair Value Measurements

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect the Plan’s own assumption about the assumptions a market participant would use in pricing the asset or liability.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There have been no changes in the methodologies at December 31, 2012 and 2011.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables present the Plan assets that are measured at fair value, on a recurring basis, and the levels of inputs used to measure fair value:

	Fair Value Measurements
	At December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$276,566,871	$—	$—	$276,566,871
International growth funds	51,300,418	—	—	51,300,418
Index funds	41,392,823	—	—	41,392,823
Fixed income funds	51,903,438	—	—	51,903,438

	421,163,550	—	—	421,163,550

Synthetic guaranteed investment contracts:
Fixed income securities	—	174,464,832	—	174,464,832
Wrapper contracts	—	—	206,361	206,361

	—	174,464,832	206,361	174,671,193

Common collective trusts	—	146,627,121	—	146,627,121
Ryder System, Inc. common stock	76,812,961	—	—	76,812,961
Short-term money market instruments	2,844,902	—	—	2,844,902

Total investments at fair value	$500,821,413	$321,091,953	$206,361	$822,119,727

	Fair Value Measurements
	At December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$246,674,279	$—	$—	$246,674,279
International growth funds	44,530,659	—	—	44,530,659
Index funds	35,399,865	—	—	35,399,865
Fixed income funds	45,066,565	—	—	45,066,565

	371,671,368	—	—	371,671,368

Synthetic guaranteed investment contracts:
Fixed income securities	—	177,319,501	128,340	177,447,841
Wrapper contracts	—	—	289,660	289,660

	—	177,319,501	418,000	177,737,501

Common collective trusts	—	118,123,373	—	118,123,373
Ryder System, Inc. common stock	81,035,152	—	—	81,035,152
Short-term money market instruments	6,519,303	—	—	6,519,303

Total investments at fair value	$459,225,823	$295,442,874	$418,000	$755,086,697

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The December 31, 2011 fair value hierarchy table above has been revised to reflect a change in classification of certain fixed income securities, Ryder System, Inc. common stock, and short-term money market investments to conform to the provisions of ASC 820. As a result, fixed income securities amounting to $462,330 have been re-classified from Level 1 to Level 2, and Ryder System, Inc. common stock and Short-term money market instruments amounting to $81,035,152 and $1,091,782, respectively, have been re-classified from Level 2 to Level 1. Please refer to the description of the valuation methodologies section below for additional information on these investments.

For the year ended December 31, 2012, there were no transfers in or out of Levels 1 and 2.

The following tables set forth a summary of the changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2012 and 2011:

	December 31, 2012
	Fixed income	Wrapper
	securities	Contracts	Total
Beginning balance at January 1, 2012	$128,340	$289,660	$418,000
Unrealized losses relating to instruments held at December 31, 2012	(1,283)	(83,299)	(84,582)
Sales	(88,788)	—	(88,788)
Net transfers out of Level 3	(38,269)	—	(38,269)

Ending balance at December 31, 2012	$—	$206,361	$206,361

	December 31, 2011
	Fixed income	Wrapper
	securities	Contracts	Total
Beginning balance at January 1, 2011	$292,060	$403,193	$695,253
Unrealized gains (losses) relating to instruments held at December 31, 2011	4,130	(113,533)	(109,403)
Sales	(21,997)	—	(21,997)
Net transfers out of Level 3	(145,853)	—	(145,853)

Ending balance at December 31, 2011	$128,340	$289,660	$418,000

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Plan Benefits.

The following is a description of the valuation methodologies used as well as the level of input used to measure fair value.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (NAV) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying investment contract (Fixed income securities) and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan. The fair value of the wrapper contracts is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

The investment contract includes a variety of investment grade government and corporate debt securities. The government and corporate debt securities are not actively traded and fair values are estimated using bids provided by brokers, dealers or quoted prices of similar securities with similar characteristics or pricing models and have been classified within Level 2 of the fair value hierarchy. The fair value of certain mortgage related securities have been adjusted based on certain security price validations and reviews based on unobservable inputs and therefore were classified within Level 3 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The fund’s fair value is measured as the fair value of the ownership interest in the fund. Since the units of the trusts are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

Short-term money market instruments: are stated at NAV. The short-term money market instruments are invested in the Colchester Street Fund – Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and were therefore classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
Ryder System, Inc. common stock, 1,538,413 and 1,524,937 shares, respectively	$76,812,961	$81,035,152
Spartan US Bond Index Fund, 4,365,302 and 3,825,685 shares, respectively	$51,903,438	$45,066,565
Fidelity Contrafund, 1,099,552 and 1,150,161 shares, respectively	$85,292,234	$77,589,869
JP Morgan Equity Income Select Fund, 4,902,985 and 4,844,799 shares, respectively	$50,451,712	$45,347,322
Fidelity Growth Company Fund, 1,330,881 and 1,355,301 shares, respectively	$124,277,667	$109,630,274
MFS Institutional International Equity Fund, 2,509,876 and 2,661,630 shares, respectively	$48,315,115	$42,373,148

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$48,802,864	$(14,172,106)
Common collective trusts	14,362,767	(210,386)
Ryder System, Inc. common stock	(3,845,028)	2,044,449

	$59,320,603	$(12,338,043)

5.	Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan’s investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In general, the wrap issuers may terminate the contract at fair value if there is a change in the qualification status of the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, if the contract holder assigns its interest in the contract without permission, if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed, or the contract holder engages in fraud or deceit related to the wrap contract.

The average yield earned by the Plan for all investments held by the Interest Income Fund was approximately 1.4% and 1.8% for the year ended December 31, 2012 and 2011, respectively. The average yields earned by the Plan for all investments held by the Interest Income Fund based on the actual interest rates credited to participants was approximately 1.2% and 1.6% for the year ended December 31, 2012 and 2011, respectively.

6.	Risks and Uncertainties

The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

7.	Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,538,413 and 1,524,937 shares at December 31, 2012 and 2011, respectively) and recorded dividend income, net realized gains (losses) on sale and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these shares qualify as a party-in-interest.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $729,790 and $718,535 for the years ended December 31, 2012 and 2011, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

8.	Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.

9.	Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan submitted a request in January 2011 to the Internal Revenue Service to renew the tax determination letter.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for plan benefits per the financial statements	$851,125,757	$779,793,466
Adjustment for fair value of fully benefit-responsive investment contracts	3,195,500	3,884,754

Net assets available for plan benefits per the Form 5500	$854,321,257	$783,678,220

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2012	2011
Total additions per the financial statements	$142,606,490	$71,142,919
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,884,754)	(4,293,308)
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,195,500	3,884,754

Total income per the Form 5500	$141,917,236	$70,734,365

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	—	0.140%	**	2,394,360
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	—	0.010%	**	450,542

	Total Short-Term Money Market Instruments				2,844,902

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	—	0.101%	**	2,973,132
	AT&T INC	5/15/2016	2.9500%	**	373,901
	AT&T INC	12/1/2015	0.8000%	**	176,058
	ABBEY NATL	11/10/2014	3.8750%	**	479,825
	AMERICAN EXPRE CRD	6/12/2015	1.7500%	**	148,160
	AMER HONDA	2/27/2015	1.4500%	**	204,189
	ANJEUSER BUSCH	7/15/2015	0.8000%	**	356,197
	BG ENERGY	10/15/2016	2.8750%	**	212,242
	BHP BILLITON F	2/24/2015	1.0000%	**	171,848
	BHP BILLITON FIN	11/21/2014	1.1250%	**	273,593
	BP CAP MARKETS	10/1/2015	3.1250%	**	256,626
	BP CAP MKT PLC	12/5/2014	1.7000%	**	367,922
	BALTIMORE G&E	7/1/2013	6.1250%	**	142,867
	BANK AMER	5/1/2013	4.9000%	**	725,487
	BANK AMER	4/1/2015	4.5000%	**	16,157
	BANK AMER FDG	9/1/2015	3.7000%	**	229,919
	BMONT Q	6/28/2013	2.1250%	**	353,030
	BANK OF NY	5/15/2014	4.3000%	**	157,413
	BONY MELLON MTN	11/24/2014	1.7000%	**	516,314
	BANK NOVA SCOTIA	1/12/2015	1.8500%	**	877,849
	BARCLAYS MTN	1/23/2013	2.5000%	**	220,663
	BARCLAYS BANK	1/13/2014	2.3750%	**	462,584
	BAXTER INTL	3/15/2013	1.8000%	**	377,019
	BERKSHIRE HAT FIN	1/10/2014	1.5000%	**	173,125
	BERKSHIRE HATH FIN	5/15/2017	1.6000%	**	173,567
	BRITISH COLMB PRO	4/25/2017	1.2000%	**	295,746
	BRIT COLMB PROV	5/18/2016	2.1000%	**	510,721
	CIBC	9/13/2013	1.4500%	**	157,864
	CANADIAN IMP BK	10/1/2015	0.9000%	**	145,939
	CATERPILR FIN MTN	5/20/2014	1.3750%	**	344,662
	CATERPILR FIN MTN	12/15/2014	1.1250%	**	135,504
	CHEBRON CORP NE	12/5/2017	1.1040%	**	327,405
	CITIGROUP	5/5/2014	5.1250%	**	115,696

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	CITIGROUP	8/12/2014	6.3750%	**	888,633
	CITIGROUP INC.	3/2/2015	2.6500%	**	363,461
	CMMNWLTH BK	3/19/2015	3.5000%	**	181,401
	COMMONWEALTH NY	3/16/2015	1.9500%	**	278,594
	COMMONWETH MTN	9/17/2014	2.9000%	**	913,209
	CON EDISON NY	4/1/2014	5.5500%	**	181,261
	RABOBNK NEDRLD MTN	10/13/2015	2.1250%	**	111,955
	RABOBANK NL UTREC MTN	1/10/2014	1.8500%	**	683,773
	CREDIT SUISSE NY	1/14/2014	2.2000%	**	875,748
	DAIMLER FIN	9/15/2014	1.8750%	**	357,669
	DAIMLER FINA NA	4/10/2015	1.6500%	**	172,705
	DAIMLER FIN NOR	7/31/2015	1.3000%	**	178,973
	DEERE J CAPMTN	6/17/2013	1.8750%	**	171,322
	DEUTSCHE BK AG	1/11/2013	2.3750%	**	343,980
	DIAGEO CPTL GLB	1/30/2013	5.2000%	**	174,333
	ENTERGY LA LLC	12/15/2014	1.8750%	**	104,300
	EXPORT DEV CANADA	5/15/2014	1.5000%	**	117,142
	FHLM ARM #847126	3/1/2033	3.1160%	**	916
	FHLG 15YR #E98688	8/1/2018	4.5000%	**	126,880
	FHLG 15YR #E99205	9/1/2018	4.5000%	**	43,249
	FHLG 15YR #E99833	10/1/2018	4.5000%	**	58,921
	FHLM ARM #847584	1/1/2036	2.5130%	**	14,554
	FHLM ARM #848084	1/1/2035	2.4620%	**	12,235
	FHLM ARM #1J0005	8/1/2035	2.9900%	**	13,694
	FHLG 15YR #G13596	7/1/2024	4.0000%	**	239,464
	FHLG 15YR #G13598	4/1/2020	5.0000%	**	235,529
	FHLG 15YR #G14376	9/1/2025	4.0000%	**	190,627
	FHLG 15YR #G18312	6/1/2024	4.0000%	**	282,951
	FHLG 15YR #G05815	7/1/2035	5.5000%	**	89,588
	FHLM ARM #1J1228	11/1/2035	2.6630%	**	51,175
	FHLG 10YR #J16393	8/1/2021	3.0000%	**	160,738
	FHLG 10YR #J16442	8/1/2021	3.0000%	**	156,756
	FHLM ARM #1N0063	10/1/2035	3.4330%	**	7,777
	FHLM ARM #1B8533	8/1/2041	2.9720%	**	113,862
	FHLM ARM #1B8608	9/1/2041	3.0910%	**	75,398
	FHLG	3/1/2034	5.5000%	**	132,927
	FHLG 15YR #E02787	9/1/2025	4.0000%	**	196,164
	FHLG 15YR #E02867	4/1/2026	4.0000%	**	104,475
	FHLG 15YR #B10931	11/1/2018	4.5000%	**	36,292
	FHLM ARM #848185	8/1/2036	2.8730%	**	26,100
	FHR 2313 C	5/15/2031	6.0000%	**	32,931
	FNMA	8/28/2014	0.8750%	**	528,703
	FNMA	12/19/2014	0.7500%	**	740,473
	FNMA	5/27/2015	0.5000%	**	2,573,351
	FNMA	7/2/2015	0.5000%	**	962,244
	FNMA	9/28/2015	0.5000%	**	4,495,283

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	FNMA	10/15/2013	4.6250%	**	224,620
	FHLMC	3/28/2013	0.7500%	**	343,169
	FHLMC	7/30/2014	1.0000%	**	1,577,836
	FHLMC	8/27/2014	1.0000%	**	2,285,353
	FHLMC	11/25/2014	0.7500%	**	6,635,722
	FNMA 15YR #253633	1/1/2016	6.5000%	**	5,248
	FNMA #310105	11/1/2034	5.5000%	**	724,178
	FNMA ARM #AI4358	8/1/2041	3.0070%	**	57,450
	FNMA ARM #AH5259	8/1/2041	2.7370%	**	203,437
	FNMA 15YR #AL1741	5/1/2027	3.5000%	**	349,090
	FNMA 15YR #AL1742	5/1/2027	3.5000%	**	258,497
	FNMA 15YR #AL1751	5/1/2027	3.5000%	**	130,440
	FNMA 15YR #545725	6/1/2017	7.0000%	**	16,951
	FNMA 15YR #555532	12/1/2017	7.0000%	**	23,248
	FNMA 20YR #555867	11/1/2023	5.5000%	**	89,413
	FNMA ARM #555923	7/1/2036	2.3510%	**	22,749
	FNMA 15YR #619196	2/1/2016	7.0000%	**	1,525
	FNMA 15YR #637071	3/1/2017	6.5000%	**	29,080
	FNR 2008-95 AD	12/25/2023	4.5000%	**	245,602
	FNMA	10/26/2015	1.6250%	**	1,249,358
	FNMA ARM #695019	2/1/2033	2.0540%	**	4,273
	FNMA ARM #703915	5/1/2033	2.5300%	**	2,282
	FNMA 15YR #734729	9/1/2018	4.0000%	**	79,320
	FNMA ARM #735011	11/1/2034	2.6690%	**	43,513
	FNMA 15YR #745278	6/1/2019	4.5000%	**	68,094
	FNMA ARM #746320	10/1/2033	2.5260%	**	8,281
	FNMA ARM #754672	10/1/2033	2.2930%	**	3,535
	FNMA ARM #755148	10/1/2033	2.2250%	**	8,191
	FNMA ARM #801635	7/1/2034	2.6050%	**	3,550
	FNMA ARM #802852	12/1/2034	2.4290%	**	50,068
	FNMA ARM #815586	3/1/2035	2.3320%	**	3,107
	FNMA ARM #816322	3/1/2035	2.4250%	**	980
	FNMA ARM #823810	6/1/2035	2.8480%	**	11,461
	FNMA ARM #826362	7/1/2035	2.6130%	**	71,105
	FNMA ARM #834917	7/1/2035	2.0720%	**	3,099
	FNMA ARM #843013	12/1/2034	2.2320%	**	5,334
	FNMA ARM #847787	10/1/2035	2.4410%	**	4,956
	FNMA ARM #886983	6/1/2036	2.5590%	**	5,424
	FNMA 15YR #888653	7/1/2020	4.5000%	**	31,949
	FNMA ARM #889946	5/1/2035	2.3400%	**	67,115
	FNMA ARM #995017	2/1/2035	2.6820%	**	566,275
	FNMA ARM #995272	5/1/2035	2.8300%	**	4,907
	FNMA ARM #995273	7/1/2035	2.6850%	**	25,516
	FNMA ARM #995414	7/1/2035	2.3880%	**	60,268
	FNMA ARM #995415	10/1/2035	2.6620%	**	196,871
	FNMA ARM #995606	11/1/2036	2.7570%	**	65,839

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	FNMA ARM #995609	4/1/2035	2.9080%	**	27,028
	FNMA ARM #AD0066	12/1/2033	2.3770%	**	103,195
	FNMA ARM #AD0710	11/1/2036	2.4230%	**	9,499
	FNMA ARM #AD0820	3/1/2040	3.4790%	**	82,850
	FNMA ARM #AD1555	3/1/2040	3.6220%	**	105,709
	GEBL 2003-1 A	4/15/2031	0.6332%	**	38,268
	GE CORP	10/9/2015	0.8500%	**	184,990
	GE CAP MTN	6/29/2015	3.5000%	**	133,905
	GE CAP CORP	11/9/2015	2.2500%	**	862,888
	GENERAL ELEC	5/9/2016	2.9500%	**	19,032
	GE CAP CORP MTN	1/9/2015	2.1500%	**	1,124,483
	GLAXOSMTH KLINE	5/15/2013	4.8500%	**	102,298
	GOLDMAN SACHS MTN	8/1/2015	3.7000%	**	16,061
	GOLDMAN SACH MTN	11/23/2015	1.6000%	**	151,295
	GOLDMAN SACH GLB	10/15/2013	5.2500%	**	119,255
	GOLDMAN SACH GRP	5/3/2015	3.3000%	**	366,626
	GOLDMAN SAC GRP	2/7/2016	3.6250%	**	482,749
	HSBC USA INC	2/13/2015	2.3750%	**	171,215
	HSBC USA INC	1/16/2018	1.6250%	**	154,157
	HSBC BANK	5/24/2016	3.1000%	**	371,064
	ING BANK NV	10/18/2013	2.0000%	**	262,124
	JPMC CO MTN	3/20/2015	1.8750%	**	1,250,318
	JPMORGAN CHASE	10/15/2015	1.1000%	**	350,741
	MVCOT 2006-2A A	10/20/2028	5.3620%	**	14,687
	MVCOT 2006-2A B	10/20/2028	5.4420%	**	4,012
	MVCOT 2006-2A C	10/20/2028	5.6910%	**	1,604
	MASSMUTUAL GLBL FRN	1/14/2014	0.6850%	**	291,231
	MERCK & CO INC	1/15/2016	2.2500%	**	179,376
	MERRILL LYNCH	7/15/2014	5.4500%	**	114,985
	MLMT 2005-MKB2 XP CSTR	9/12/2042	0.2486%	**	311
	MET LIFE GLBL 2.5	9/29/2015	2.5000%	**	314,839
	MET LIFE GLBL FD	1/9/2015	2.0000%	**	354,496
	MICROSOFT CORP	11/15/2017	0.8750%	**	51,775
	MIZUHO CORP BK	10/17/2017	1.5500%	**	266,013

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	MONUMENTAL GLBL	4/22/2013	5.5000%	**	61,491
	MORGAN STANLEY	7/28/2014	2.8750%	**	213,051
	MORGAN STANLEY	5/13/2014	6.0000%	**	320,091
	NCUA GTD NTS MA	6/12/2015	1.4000%	**	245,488
	NATL AUST BK	6/12/2013	5.3500%	**	256,335
	NATIONAL AUSTR NY BR	3/9/2015	2.0000%	**	185,414
	NATIONAL AUSTR	8/7/2015	1.6000%	**	361,555
	NATIONAL BANK CA	6/26/2015	1.5000%	**	254,335
	NEW YORK LIFE	10/30/2017	1.3000%	**	432,488
	NYLIFE GLB	5/9/2013	4.6500%	**	285,799
	NORDEA BK AG	10/4/2013	1.7500%	**	263,542
	NEF 2005-1 A5	10/30/2045	1.0505%	**	60,390
	PECO ENERGY MTN	10/15/2013	5.6000%	**	189,193
	PNCFUND MTN	2/8/2015	3.6250%	**	199,567
	PACIFIC GAS & ELEC	12/1/2013	6.2500%	**	168,928
	PHILIP MORS INT	5/16/2016	2.5000%	**	274,208
	RIO TINTO FIN	8/21/2017	1.6250%	**	267,732
	ROYAL BK CANADA	1/15/2014	1.1250%	**	110,301
	ROYAL BK CDA GLB	10/30/2015	0.8000%	**	350,043
	ROYAL BK CANADA	10/30/2014	1.4500%	**	470,070
	SBC COMM GLBL	9/15/2014	5.1000%	**	173,185
	SVOVM 2005-A A	2/20/2021	5.2500%	**	16,730
	SANOFI AVENTIS	3/29/2016	2.6250%	**	195,909
	SHERWIN WILLIAM	12/15/2017	1.3500%	**	169,715
	SIMON PROPERTY	5/30/2013	5.3000%	**	143,355
	STATE ST CORP	5/30/2014	4.3000%	**	264,418
	SUMITOMO BK	1/14/2014	1.9500%	**	264,958
	SUMITOMO BKG	1/12/2015	1.9000%	**	205,784
	TORONTO DOMINI	7/14/2014	1.3750%	**	448,595
	TOTAL CAP CDA	1/28/2014	1.6250%	**	173,502
	TOTAL CAP INTL	6/28/2017	1.5500%	**	172,583
	TOYOTA MOT CRD	11/17/2014	1.2500%	**	274,227
	TRANSCANADA PIPE	3/2/2015	0.8750%	**	63,539
	TRANSCAPIT	3/5/2014	5.6700%	**	345,563
	USAA CAPITAL	9/30/2014	1.0500%	**	206,460
	US BANCORP	3/4/2015	3.1500%	**	91,502
	US BANCORP MTN	9/13/2013	1.3750%	**	162,605
	USTN	9/30/2014	2.3750%	**	3,848,761
	USTN	11/30/2015	1.3750%	**	8,024,212

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	USTN	7/15/2014	0.6250%	**	10,048,479
	USTN	7/31/2013	0.3750%	**	9,016,748
	USTN	8/15/2014	0.5000%	**	9,115,629
	USTN	9/15/2014	0.2500%	**	8,338,046
	USTN	1/15/2015	0.2500%	**	26,039,914
	USTN	4/30/2014	0.2500%	**	21,212,188
	USTN	7/15/2015	0.2500%	**	12,645,771
	VERIZON COM INC	4/15/2013	5.2500%	**	210,080
	VERIZON COM	3/28/2014	1.9500%	**	266,011
	VERIZON WIRELESS	2/1/2014	5.5500%	**	536,435
	VW INTL FIN NV	3/22/2015	1.6250%	**	173,078
	VOLKSWAGEN	11/20/2015	1.1500%	**	200,522
	WBCMT 2007-C30 XP CSTR	12/15/2043	0.4748%	**	25,456
	WAL MART STORES	4/15/2016	2.8000%	**	278,755
	WELLS FARGO MTN	4/15/2015	3.6250%	**	200,166
	WELLS FARGO & CO	2/13/2015	1.2500%	**	831,567
	WESTPAC BANK CORP	8/2/2013	2.1000%	**	95,722
	WESTPAC BK CORP	12/9/2013	1.8500%	**	310,812
	WESTPAC BANKING	9/25/2015	1.1250%	**	340,093
	YALE UNIV MTN	10/15/2014	2.9000%	**	157,438

	Total Fixed Income Securities				174,464,832

	WRAPPER CONTRACTS:
*	JP Morgan Chase Bank, ACT/ARYDER-2-07	evergreen	1.38% contract	**	86,313
*	Monumental Life Ins. Co. ACT/MDA00794TR	evergreen	1.30% contract	**	19,160
*	Rabobank Nederland, ACT/RYD040701	evergreen	1.46% contract	**	66,079
*	State Street Bank and Trust Company, ACT/107035	evergreen	1.33% contract	**	34,809

	Total Wrapper Contracts				206,361

	Total Synthetic Guaranteed Investment Contracts				174,671,193

	MUTUAL FUNDS:
*	Fidelity Contrafund		1,099,552 shares	**	85,292,234
*	Spartan Ext Mkt Index		395,153 shares	**	15,770,559
*	Spartan U.S. Bond Index Fund		4,365,302 shares	**	51,903,438
*	Spartan Int’l Index		87,086 shares	**	2,985,303
*	Spartan 500 Index Inst.		507,472 shares	**	25,622,265

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
*	Fidelity Growth Company Fund		1,330,881 shares	**	124,277,667
	ING Small Cap Opps		362,596 shares	**	16,545,257
	MFS Institutional International Equity Fund		2,509,876 shares	**	48,315,115
	JP Morgan Equity Income Select Fund		4,902,985 shares	**	50,451,712

	Total Mutual Funds				421,163,550

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle 2000 Commingled Pool		374,679 units	**	4,275,088
*	Pyramis Index Lifecycle 2005 Commingled Pool		93,172 units	**	1,070,551
*	Pyramis Index Lifecycle 2010 Commingled Pool		534,795 units	**	6,289,188
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,452,781 units	**	16,823,202
*	Pyramis Index Lifecycle 2020 Commingled Pool		2,127,672 units	**	23,808,653
*	Pyramis Index Lifecycle 2025 Commingled Pool		2,185,363 units	**	24,607,190
*	Pyramis Index Lifecycle 2030 Commingled Pool		2,132,138 units	**	22,835,196
*	Pyramis Index Lifecycle 2035 Commingled Pool		1,509,317 units	**	16,194,974
*	Pyramis Index Lifecycle 2040 Commingled Pool		1,252,187 units	**	13,260,664
*	Pyramis Index Lifecycle 2045 Commingled Pool		1,007,854 units	**	10,693,330
*	Pyramis Index Lifecycle 2050 Commingled Pool		581,088 units	**	6,113,047
*	Pyramis Index Lifecycle 2055 Commingled Pool		61,198 units	**	656,038

	Total Common Collective Trusts				146,627,121

*	Ryder System, Inc. common stock		1,538,413 shares	**	76,812,961

	Total investments per net assets available for plan benefits				822,119,727

*	Notes receivable from participants	maturing thru 2027	3.25% - 9.5%		29,700,138

	Investments at Fair Value				$851,819,865

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 17, 2013	By:	/s/ Boon S. Ooi
Boon S. Ooi
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm – PricewaterhouseCoopers LLP